Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
www.fulbright.com
telephone:	(713) 651-5151
March 14, 2008
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Quanex Corporation Preliminary Proxy Statement on Schedule 14A — Amendment No. 2 Filed on: February 19, 2008 File No. 001-05725
Ladies and Gentlemen:
     By letter dated February 29, 2008, Quanex Corporation (the “Company”) received the Staff’s comments relating to the above listed filing of the Company (the “Comment Letter”). In the letter of Quanex Building Products Corporation responding to the other comments in the Comment Letter with regard to its Form 10, it was stated that the Company would send its response to comment 19 in a separate letter. This letter contains that response.
     On behalf of the Company and in response to the Comment Letter, we submit the following response together with the attached Amendment No. 3 to Preliminary Proxy Statement (the “Proxy Statement”) marked to show changes from the prior filing. The following numbered paragraph repeats the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments.
Quanex Corporation
Preliminary Proxy Statement on Schedule 14A — Amendment No. 2
     19.     We reviewed your response to prior comment 58. Given that this proxy statement is for your shareholders and not for the shareholders of Gerdau S.A. and Gerdau Delaware, Inc., we believe that you should include unaudited financial statements of the business you are seeking to sell, Vehicular Products. Please revise as appropriate.
     Response: The Company has revised the disclosure by adding pages F-1 through F-41 to the Proxy Statement with unaudited financial statements of the Company’s Vehicular Products Businesses.
* — * — * — * — * — *
Austin · Beijing · Dallas · Denver · Dubai · Hong Kong · Houston · London · Los Angeles · Minneapolis
Munich · New York · Riyadh · San Antonio · St. Louis · Washington DC

Securities and Exchange Commission
January 11, 2008

     The Company acknowledges that:
     (a)     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     (b)     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     (c)     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5128 or Michael W. Conlon of this firm at (713) 651-5427.

Very truly yours,
/s/ Martin F. Doublesin

Martin F. Doublesin

cc:	Ms. Pamela Long (Securities and Exchange Commission)
Ms. Era Anagnosti (Securities and Exchange Commission)
Ms. Patricia Armelin (Securities and Exchange Commission)
Ms. Anne McConnell (Securities and Exchange Commission)
Mr. Kevin P. Delaney (Quanex Corporation)
Mr. Michael W. Conlon (Firm)